Exhibit 1

FOR FURTHER INFORMATION CONTACT

ISRAEL:	UNITED STATES:
Maya Lustig	Jeff Corbin/Lee Roth
Investor Relations & Public Relations Manager	KCSA Worldwide
Lipman Electronic Engineering Ltd.	800 Second Ave.
11 Haamal Street, Park Afek	New York, NY 10017
Rosh Haayin 48092, Israel	(212) 896-1214/(212) 896-1209
972-3-902-8603	jcorbin@kcsa.com/lroth@kcsa.com

LIPMAN ELECTRONIC ENGINEERING LTD. REPORTS
FIRST QUARTER 2004 FINANCIAL RESULTS

Revenues of $32.1 Million for the First Quarter of 2004;

First Quarter Net Income of $4.8 Million, or $0.38 Per Share;

Excluding Stock-Based Compensation, First Quarter Pro Forma Net Income of $6.7 Million, or
$0.53 Per Share;

Rosh Haayin, Israel, May 10, 2004. Lipman Electronic Engineering Ltd. (Nasdaq, TASE: LPMA) today announced financial results for the first quarter ended March 31, 2004.

For the first quarter of 2004, revenues were $32.1 million, an increase of 44.2% over revenues of $22.3 million for the first quarter of 2003. Net income for the quarter was $4.8 million, or $0.38 per diluted share, compared to $5.8 million, or $0.55 per diluted share, for the comparable period in 2003. There were 12,653,000 diluted shares outstanding in the first quarter of 2004 compared to 10,509,000 diluted shares outstanding in the first quarter of 2003.

Gross profit for the quarter was $15.7 million, or 49.0% of revenues, compared to $12.7 million, or 57.1% of revenues, for the first quarter of 2003. As previously discussed, the reduction in gross margin percentage reflects the penetration and expansion into new and emerging markets.

Net income for the three months ended March 31, 2004 included $1.8 million of non-cash stock-based compensation expenses compared to $118,000 of these expenses in the comparable period in the prior year. Excluding the effect of stock-based compensation, pro forma net income for the first quarter was $6.7 million, or $0.53 per diluted share, compared to pro forma net income of $5.9 million, or $0.56 per diluted share, for the three months ended March 31, 2003.

As of March 31, 2004, the Company had cash and cash equivalents of $151.1 million compared to $57.5 million as of March 31, 2003. Lipman's cash balance as of March 31, 2004 include the net proceeds of approximately $91.4 million from the Company's recent initial public offering in the United States.

Commenting on the results, Isaac Angel, President and Chief Executive Officer of Lipman said, "Our results for the first quarter are indicative of the continued strong performance of the Company and further successful implementation of our growth strategy. We experienced strong year-over-year revenue growth, both on an overall basis and for each of the markets in which we operate. Our profitability for the quarter is higher then originally planned and this fact will enable us to reach our yearly goals more easily."

"In addition to our strong operational performance during the first quarter, we worked diligently to continue laying the foundation for Lipman's future growth and are extremely pleased with several recent developments. We were awarded tenders from AK Bank, Isbank and Yapi Kredi Bank in Turkey to supply a total of 89,000 terminals during the first half of 2004. These orders have significantly increased our penetration of three of Turkey's largest banks and, more importantly, have further established Lipman as the leading provider of transaction solutions for the Turkish market.

"Our recent receipt of Interac certification for the NURIT 8000S wireless terminal represents a significant step forward in our efforts to expand Lipman's presence in the Canadian market. We believe that a need exists for new terminals to support the rapid growth in card-based transactions in Canada, which reached approximately 2.6 billion in 2003. This growth in credit and debit card use represents a significant opportunity for Lipman. We are extremely pleased that our terminal was among the first to receive this certification."

He continued, "While we believe that our products are among the best, most secure and most technologically advanced on the market, we are constantly working to expand our suite of offerings, leveraging new technologies and incorporating features that can bring another level of added value to our customers. We believe that the recent introduction of the NURIT 8100 provides further evidence of Lipman's commitment to remain on the cutting edge. With its enhanced security, wide variety of features and increased customization options, the NURIT 8100 effectively addresses the needs of high end users, providing us with another avenue for growth and enabling us to approach a number of potential new markets."

Mr. Angel concluded, "Lipman is on plan with its growth strategy - in our markets and in designing new products. We are extremely well positioned to penetrate new markets and expand within the markets we currently serve. Given our strong financial position, we believe we are prepared to effectively handle the challenges that lie ahead and are confident in our ability to meet our short and long term strategic objectives."

About Lipman

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, all under the NURIT® brand name. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, Turkey, China, Spain, Russia, Italy, Canada and Latin America.

Statements concerning Lipman's business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

(Tables to follow)

Lipman Electronic Engineering Ltd.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	March 31 2004	December 31, 2003
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	151,064	57,465
Trade receivables, net	22,571	23.473
Other receivables and prepaid expenses	5,338	5,114
Inventories	31,274	28,889

Total current assets	210,247	114,941

Long term marketable securities	1,600	1,600
Property, plant and equipment, net	7,239	6,966
Severance pay fund	2,224	2,196
Other long-term assets	444	123
Intangible assets, net	7,144	7,196
Goodwill	1,150	1,150

Total assets	230,048	134,172

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	1,259	145
Trade payables	7,168	11,917
Other payables and accrued expenses	12,744	11,517

Total current liabilities	21,171	23,579

Long-term bank loans	—	1,119
Accrued severance pay	3,242	3,083

Total shareholders' equity	205,635	106,391

Total liabilities and shareholders' equity	230,048	134,172

Lipman Electronic Engineering Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands

	Three Months Ended March 31,
	2004	2003
	(Unaudited)	(Unaudited)
Revenues	32,103	22,257
Cost of revenues	16,365	9,549

Gross profit	15,738	12,708

Operating expenses:
Research and development	1,488	1,136
Selling and marketing	4,124	3,712
General and administrative	2,514	1,579
Stock-based compensation	1,840	118
Amortization of intangible assets	52	51

Total operating expenses	10,018	6,596

Operating income	5,720	6,112
Financial Income, net	266	189
Other income, net	—	38

Income before taxes on income	5,986	6,339
Taxes on income	1,146	533

Net income	4,840	5,806

Diluted earnings per share	0.38	0.55

Number of shares for diluted earnings per share	12,653	10,509

Lipman Electronic Engineering Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three Months Ended March 31,
	2004	2003
	(Unaudited)	(Unaudited)
Cash flow from operating activities:
Net income for the period	4,840	5,806
Adjustments require to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	267	235
Stock-based compensation related to options issued to employees and others	1,840	118
Decrease (increase) in trade receivables & other receivables	940	(132)
Decrease (increase) in inventories	(2,385)	2,614
Increase (decrease) in trade payables & other liabilities	(3,522)	(982)
Deferred income taxes, net	(583)	(171)
Other	429	260
Net cash provided by operating activities	1,826	7,748
Cash flow from investing activities:
Purchase of property, plant and equipment	(563)	(106)
Other	23	(34)
Net cash provided by (used in) investing activities	(540)	(140)
Cash flow from Financing activities:
Exercise of options granted to employees	921	344
Issuance of shares, net	91,427	—
Principal payments of long-term bank loans	(35)	(29)
Net cash provided by (used in) financing activities	92,313	315
Increase in cash and cash equivalents	93,599	7,923
Cash and cash equivalents at the beginning of the period	57,465	35,522
Cash and cash equivalents at the end of the period	151,064	43,445